[TOWER SEMICONDUCTOR LTD. LETTERHEAD]

July 9, 2008

VIA EDGAR

Attn: Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tower Semiconductor Ltd.
Registration Statement on Form F-3 (File No. 333-140174)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Tower Semiconductor Ltd. (the “Registrant”) hereby applies for an order granting withdrawal of its resale Registration Statement on Form F-3, together with all exhibits thereto, Commission File No. 333-140174 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 24, 2007.

The selling securityholders have decided not to pursue registration of the resale of their securities at this time and have requested that the Registration Statement be withdrawn. No securities have been sold in connection with the resale offering. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions regarding the foregoing application for withdrawal, please contact Sheldon Krause of Eilenberg Krause & Paul LLP, outside counsel for the Registrant, at (212) 986-9700.

Sincerely,

Tower Semiconductor Ltd.

By:	/s/ Oren Shirazi
Name: Oren Shirazi
Title: Acting Chief Financial Officer